November 6, 2019

Joseph Nowicki
Chief Financial Officer
BEACON ROOFING SUPPLY INC.
505 Huntmar Park Drive
Suite 300
Herndon, VA 20170

       Re: BEACON ROOFING SUPPLY INC.
           Form 10-K for the fiscal year ended September 30, 2018
           Filed November 20, 2018
           File No. 000-50924

Dear Mr. Nowicki:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing